July 8, 2011
Securities and Exchange Commission
Office of Applications and Report Services
100 F Street, N.E.
Washington, D.C. 20549
Re:	Insured Fidelity Bond of The Korea Fund, inc. (File No. 811-04058)
Ladies and Gentlemen:
Enclosed for filing on behalf of the above-referenced registered management investment company (the “Fund”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following documents:
(i)	A copy of the Amended Fidelity Bond Binder (the “2010-2011 Bond Extension”), effective April 30, 2010, issued by Great American Insurance Company, extending the coverage of the primary policy from April 30, 2011 to May 30, 2011, for $900,000, insuring the Fund is attached under Exhibit 1;

(ii)	A copy of the Fidelity Bond Binder (the “2011-2012 Bond”), effective May 30, 2011 until May 30, 2012, issued by Great American Insurance Company, the primary policy for $900,000, insuring the Fund is attached under Exhibit 2;

(iii)	A copy of the resolutions of the Directors of the Fund, including a majority of the Directors of the Fund who are not “interested persons” of the Fund, ratifying the amount, type, form and coverage of the 2010-2011 Bond Extension and 2011-2012 Bond and the premium to be paid by the Fund, is attached under Exhibit 3.
The Fund is maintaining a single insured bond in the amount of $900,000, which is sufficient coverage for its gross assets of $589,675,211 as of May 31, 2011 and as required under paragraph (d) of Rule 17g-1.
The premiums for the 2010-2011 Bond Extension and 2011-2012 Bond will be paid promptly when billed.
If there are any questions regarding this filing, please contact the undersigned, at (212) 739-3222.
Very truly yours,
Thomas J. Fuccillo
Secretary and Chief Legal Officer
Allianz Global Investors of America L.P.
1633 Broadway
New York, NY 10019
212.739.3000